Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: February 25, 2011

Israel Business Arena (Globes)

Zoran sees big advantage in being bigger

By Shiri Habib-Valdhorn

24 February 2011

Zoran senior VP Dr. Isaac Shenberg tells “Globes”, “We grew significantly in the past decade, and we grew while others disappeared. The way to grow is to buy or they buy you.”

“In our world it’s impossible to remain in place, you have to grow and develop. We did that through a number of acquisitions that helped us to grow. Granted, not as much as we wanted, but we grew significantly in the past decade, and we grew while others disappeared. The way to grow is to buy or they buy you.” Those words were spoken by Zoran Corp. (Nasdaq: ZRAN) senior VP of corporate marketing and business development Dr. Isaac Shenberg in an interview with Globes, the day after the surprising merger with UK company CSR was announced.

Zoran develops chips for consumer electronics applications and digital imaging. The company reached a merger deal with CSR in which Zoran will be acquired in an all-stock transaction at a valuation of $679 million, a 40% premium over the Nasdaq share price. CSR’s share price fell 10% following the news, which lowered the value of the deal to about $613 million, although there could still be changes upward or downward.

Shenberg is not worried by the reaction of investors in London. “Generally, after announcing a deal with a premium, the natural response of the share is to drop. I believe that in the long term it will rise”, says Shenberg.

Globes: How did you get to CSR?

Shenberg: First, based on logic combining telecommunications and Zoran’s consumer electronics components is something that has been part of our strategy for many years. We always looked at companies in the telecommunications sector. Second, the contacts with CSR began a long time before Ramius. The process is not at all connected, the early stages were long before Ramius.”

Shenberg was referring to US fund Ramius, which has reached a 9.3% stake in Zoran. Ramius has claimed that Zoran was wasting money in areas that were not profitable, including digital television. Ramius also looked to replace members of the board of directors.

Do you expect problems from investors, specifically Ramius, in authorizing the transaction?

“Ramius will apparently end their battle, because from their viewpoint they succeeded they got in at low prices and can sell at high prices. That, obviously, is assuming that Ramius is acting as a rational economic enterprise, as far as their intentions we have no information.”

It appears that in recent months Zoran dealt primarily with the battle with Ramius and with talks with CSR?

“First, to correct a significant error the company was busy primarily in reorganizing and in our internal recovery plan. These are things that we do far away from the spotlights. Based on the media energy, it appeared that we dealt primarily with Ramius, but the issue of Ramius affects a small number of employees, a small amount of the time. The company’s focus was and will remain the core business, technology and customers.

“The main thing that we are working on now is to reach significant design wins, this quarter and next. That will guarantee our success going forward, and these are processes that take time and energy. That is where we are focused, and we believe that we will succeed.”

Zoran operates today in a number of segments, and develops chips for, among other things, digital cameras, DVD players, and printers. According to Shenberg, the intention is to continue the current operations. “The intention is to find opportunities, to succeed more, and to be more effective in every market we are in. In the second stage to find new opportunities in the integration of the capabilities of the companies”, he says.

Zoran employs over 1,000 workers. Its headquarters are in California, but it has a development center in Haifa where several hundred workers are employed. Sometimes, following mergers and acquisition, there are layoffs in order to eliminate redundancies, but Shenberg claims that currently there are no concrete plans on the issue.

Shenberg says, “At the heart of the matter, every merger story is a merger of technologies, to do more with technologies. And technologies are essentially the same engineers and serious development centers, whether in Israel, the US, England, or anywhere.”

And nonetheless, you mentioned that there will be synergies as a result of the merger?

“The synergies are part of the reason that we believe that the deal is good for investors. In our notice we spoke of an annual pace of $50 million, but a big part of the synergies comes from the fact that we are bigger. There is a general trend in the semiconductor field, that the big companies get bigger, and the small become smaller. This can lower the production costs, and contribute to much higher gross margins. The technologies are also complicated. Developing technology costs a lot of money, and a big company develops technology for a large number of components. Many of the synergies come from that, most definitely not from closing development centers.”

Have you received feedback from customers yet?

“One of the good things about the deal is that there are no conflicts, in fact the opposite. For example, in digital cameras we were the world leaders. Today, when we go to a camera customer, we can tell him that we are number one in camera processors, but we also have a portfolio of GPS and Wi-Fi, a complete solution.

“There is no doubt that our position will strengthen the customer won’t have to work with a supplier here, a supplier there. Our long term chances of survival are also better, so that we believe that the influence is positive and we can’t think of negative reactions from customers.”

This document does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in the Circular and the Prospectus or, in respect of the Zoran Stockholders, the Registration Statement on Form F-4 to be filed by CSR with the SEC, which will contain a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”).WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC the Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR, which will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company;

production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.